                                                                    Exhibit 12B



                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 -------------------------------------------------------------------------------
                                  (in millions)




                                                   Nine                       For the Years Ended December 31
                                                  Months      -------------------------------------------------------------
                                                   1998         1997         1996         1995          1994         1993
                                                  -------     --------     --------     --------     --------      --------
Earnings
--------
  Income before income taxes                      $23,798     $ 10,939     $  6,793     $  6,705     $  8,789      $  4,003
  Equity in net (income)/loss of affiliates
    plus dividends from affiliates                      9          121           36          179         (182)          (98)

  Adjusted fixed charges a/                         6,899       10,911       10,801       10,556        8,122         7,648
                                                  -------     --------     --------     --------     --------      --------
    Earnings                                      $30,706     $ 21,971     $ 17,630     $ 17,440     $ 16,729      $ 11,553
                                                  =======     ========     ========     ========     ========      ========

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                             $ 6,669     $ 10,570     $ 10,464     $ 10,121     $  7,787      $  7,351
  Interest portion of rental expense c/               191          309          300          396          265           266

  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/           41           55           55          199          160           115
                                                  -------     --------     --------     --------     --------      --------
    Fixed charges                                   6,901       10,934       10,819       10,716        8,212         7,732

Ford preferred stock dividend requirements e/         116           82           95          459          472           442
                                                  -------     --------     --------     --------     --------      --------

  Total combined fixed charges
   and preferred stock dividends                  $ 7,017     $ 11,016     $ 10,914     $ 11,175     $  8,684      $  8,174
                                                  =======     ========     ========     ========     ========      ========
Ratios
------
  Ratio of earnings to fixed charges                  4.4 f/       2.0          1.6          1.6          2.0           1.5


  Ratio of earnings to combined fixed
   charges and preferred stock dividends              4.4 f/       2.0          1.6          1.6          1.9           1.4


- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1993 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates.
f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.1.